SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Schedule 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No.     )*


                          Abraxas Petroleum Corporation

                              (Name of Issuer)

                                   Common Stock

                       (Title of Class of Securities)

                               003 830 106
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                    (Continued on the following page(s))
                            Page 1 of  4   Pages

CUSIP NO.  003 830 106


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

     First Union Corporation            56-0898180



(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [ ]



(3)  SEC Use Only



(4)  Citizenship or Place of Organization:

     First Union Corporation - North Carolina


Number of Shares         (5)Sole Voting Power             400,000
Beneficially             (6)Shared Voting Power
Owned by Each            (7)Sole Dispositive Power        400,000
Reporting Person With:   (8)Shared Dispositive Power

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     400,000


(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
     [ ]

(11) Percent of Class Represented by Amount in Row 9

     8.96%


(12) Type of Reporting Person (See Instructions)

     First Union Corporation (HC)

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                                                              Page 3 of 4
Item 1(a)    Name of Issuer:

             Abraxas Petroleum Corporation

Item 1(b)    Address of Issuer's Principal Executive Office:

             909 N.E. Loop 410 Suite 900
             San Antonio, TX  78209


Item 2(a)    Name of Person Filing:

             First Union Corporation

Item 2(b)    Address of Principal Office:

             One First Union Center
             Charlotte, North Carolina 28288

Item 2(c)    Citizenship:

             First Union Corporation - North Carolina

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP Number:

             003 830 106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g) [X] Parent Holding Company, in accordance with section 240.13d-1(b) (ii) (G)

Item 4      Ownership:

            (a) Amount Beneficially Owned:                                    400,000
            (b) Percent of Class:                                              8.96%
            (c) Number of shares as to which such person has:
                (i)  Sole power to vote or to direct the vote                 400,000
                (ii) Shared power to vote or to direct the vote
                (iii)Sole power to dispose or to direct the disposition of    400,000
                (iv) Shared power to dispose or to direct the disposition of

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6   Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:

         First Union National Bank of North Carolina               56-0900030


Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10   Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

June 5, 1995

Date



Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer








Exhibit

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiary is First Union National Bank of North Carolina (BK). This filing discloses the beneficial interest which is held in the form of equity warrants by a national bank which have been taken in connection with a loan and the existing bank regulatory provisions prevent a national bank from exercising the warrants and acquiring direct ownership of the underlying securities.
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